Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(d)

AND NOTICE REGARDING PLAZA CENTERS' CASA RADIO PROJECT IN ROMANIA

Tel Aviv, Israel, April 21, 2016, Elbit Imaging Ltd. ("Company") (TASE, NASDAQ: EMITF) announced today that its annual report on Form 20-F for the year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission on April 21, 2016 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2015 - 20F/Form 2015”. Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d).

Elbit Imaging Ltd. notice regarding Plaza centers' Casa Radio project in Romania

In furtherance to the announcement dated March 29, 2016 and as previously disclosed in the Company's financial reports dated March 31, 2016 and Form 20F report dated April 21, 2016 (the "Company's Former Reports"), regarding the Casa Radio Project (the "Project"), of our indirect subsidiary, Plaza Centers N.V.'s ("Plaza") (LSE:PLAZ), the Company wish to inform that at the current stage, the Company, based on a legal advice received, cannot determined the consequences of such issues described in the Company's Former Reports. Such circumstances with respect to the Project might lead to future claims, penalties, and sanctions and/or, in extreme circumstances, termination of the Project and annulment of Plaza's rights in the Project by the Authorities.

In addition, such issues might potentially implicate the U.S. Foreign Corrupt Practices Act (FCPA), including the books and records provisions of the FCPA. If violations of the FCPA or other laws of the U.S. or of other jurisdiction laws occurred, the Company, as well as its directors, officers and other related parties, may be subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Furthermore, dispositions for these types of matters may result in modifications to the Company's business practices and compliance programs.

Due to the preliminary stage of the case, the Company, based on legal advice received, cannot estimate the potential consequences that the Company could incur as a result of these issues, and accordingly did not include a provision in the Company's financial reports dated December 31, 2015, with respect to these issues.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com

Elbit Imaging Ltd.

Tel: +972-3-608-6000

Fax: +972-3-608-6054